SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission file number 1-4802

BD 401(k) Plan

(FULL TITLE OF THE PLAN)

BECTON, DICKINSON AND COMPANY

(NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

1 Becton Drive
Franklin Lakes, New Jersey		07417-1880
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)		(ZIP CODE)
(201) 847-6800
(TELEPHONE NUMBER)

1.	FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE.

The following financial data for the Plan are submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019

Notes to Financial Statements

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

2.1	EXHIBITS.

See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

ANNUAL REPORT ON FORM 11-K

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

BD 401(k) Plan

December 31, 2019 and 2018

With Report of Independent Registered Public

Accounting Firm

Annual Report on Form 11-K

BD 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2019 and 2018 and for the Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrative Committee of

BD 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the BD 401(k) Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 1986, but we are unable to determine the specific year.

New York, NY

June 26, 2020

BD 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31, 2019	December 31, 2018
Assets
Beneficial interest in BD Defined Contribution Plan Master Trust	$4,462,976,986	$—
Investments at fair value	—	2,673,339,757
Investment contracts at contract value	—	422,241,472

Total investments	4,462,976,986	3,095,581,229
Notes receivable from participants	63,485,475	49,812,458
Contributions receivable - participants	—	3,603,094
Contributions receivable - Company	23,399,362	1,824,841
Pending trade settlements	3,312,702	2,171,809

Total assets	$4,553,174,525	$3,152,993,431
Liabilities
Pending trade settlements	2,126,709	1,867,820
Investment management fees payable	249,765	464,654

Total liabilities	2,376,474	2,332,474

Net assets available for benefits	$4,550,798,051	$3,150,660,957

See accompanying notes.

BD 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

Additions:
Net appreciation, interest and dividends from beneficial interest in BD Defined Contribution Plan Master Trust	$785,293,753
Interest income on notes receivable from participants	3,260,140
Participants’ contributions	185,414,640
Rollover contributions	30,642,385
Company contributions	113,423,850
Transfer in from Bard Employees’ Savings Trust 401(k) Plan	714,033,811

Total additions	1,832,068,579
Deductions:
Benefits paid directly to participants and beneficiaries	430,712,717
Administrative expenses	1,218,768

Total deductions	431,931,485
Net increase in net assets available for benefits	1,400,137,094
Net assets available for benefits at beginning of year	3,150,660,957

Net assets available for benefits at end of year	$4,550,798,051

See accompanying notes.

BD 401(k) Plan

Notes to Financial Statements

December 31, 2019

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the BD 401(k) Plan (the Plan) are maintained on the accrual basis of accounting.

Cash Equivalents

The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Reclassification of Statement of Net Assets Available For Benefits

The presentation of the Plan’s investment balances at December 31, 2018 in the statement of net assets available for benefits has been reclassified to conform with current year presentation.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, and other administrative expenses are shared by Becton, Dickinson and Company (the Company) and the Plan. Expenses that are paid by the Company are excluded from these financial statements.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and December 31, 2018. If a participant ceases to make loan repayments and

1. Significant Accounting Policies (continued)

the plan administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded. At December 31, 2019, the interest rates on notes receivable from participants ranged from 4.25% to 10.50% with maturities ranging from 2020 to 2039.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value with the exception of the stable value fund noted below. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Participants have the option of investing in a stable value fund which is a separately managed account on behalf of the Plan. The stable value fund purchases synthetic investment contracts (synthetic GICs) on behalf of the Plan. These investment contracts are recorded at contract value (see Note 5). Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year (see Note 3 for description of how income from the master trust is attributed to the Plan).

Recent Accounting Pronouncements

In February 2017, the FASB issued ASU-2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (ASU-2017-06). ASU-2017-06 requires a plan to present its interest in a master trust and the change in that interest as separate line items in the statement of net assets available for benefits, and in the statement of changes in net assets available for benefits, respectively. It also requires a plan to disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interests in those balances. The Plan became part of the Trust, as defined below, in 2019 and, therefore, adopted this guidance as of January 1, 2019.

1. Significant Accounting Policies (continued)

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement”, which eliminates, adds and modifies certain disclosure requirements for fair value measurements, including eliminating the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and requiring disclosure of the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The new guidance is effective for fiscal years beginning after December 15, 2019, including interim periods with those fiscal years. The Company has evaluated the disclosure requirements of this standard and does not expect it to have a material impact on the Company’s financial statements.

2. Description of the Plan

General

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program in various types of investments, including stock of Becton, Dickinson and Company. Full-time and part-time employees of Becton, Dickinson and Company and certain of its domestic subsidiaries are eligible for participation in the Plan on the first enrollment date coincident with or next following their date of hire. Part-time and temporary employees are eligible for participation in the Plan after the completion of 1,000 hours of service as defined by the Plan. Becton, Dickinson and Company is the sponsor of the Plan.

On January 1, 2019, participants of the Bard Employees’ Savings Trust 401(k) Plan, sponsored by C.R. Bard, Inc., (“Bard”) a subsidiary of the Company, became eligible to participate in the Plan. On January 2, 2019, approximately $714 million of assets from the Bard Employees’ Savings Trust 401(k) Plan were transferred into the Plan.

Through December 31, 2018, the Plan’s investments were held in a single-plan trust. As described in Note 3, effective January 1, 2019, the BD Defined Contribution Master Trust (“the Trust”) was formed. The Plan, as well as the Bard Puerto Rico Retirement Savings Plan and the BD Caribe LTD Savings Incentive Plan (SIP) for Employees at Becton Dickinson Caribe LTD sponsored by the Company participate in the Trust. Investments held by the Trust are identical to those which were held by the Plan.

2. Description of the Plan (continued)

Fidelity Management Trust Company is the trustee for the Trust and the Plan and Fidelity Workplace Services, LLC is the Plan record-keeper.

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 60%. Employees who do not make an election not to participate are automatically enrolled at a deferral rate of 6% of compensation. For purposes of the Plan, total pay includes base pay, overtime compensation, commissions and bonuses paid.

For 2019, pre-tax contributions are subject to annual Internal Revenue Code (Code) limitations of $19,000, plus a catch-up contribution of $6,000 for participants age 50 and older. Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. The Plan authorizes the Company to make bi-weekly contributions to the Plan in an amount equal to 75% of eligible employee contributions during said period less any forfeitures.

Employee contributions can be in either pre-tax 401(k) dollars or after-tax dollars or a combination of both. Employee contributions in pre-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 401(k) contributions from the Plan.

The Plan allows for an additional annual retirement contribution for employees not eligible to participate in either the Becton Dickinson and Company Retirement Plan or the Employees’ Retirement Plan of C.R. Bard, Inc., both defined benefit plans of the Company. The annual retirement contribution under the Plan consists of a lump sum payment made to participants’ accounts following the end of each plan year and is calculated as a percentage of compensation determined by a participant’s full years of service. For purposes of determining the annual retirement contribution, compensation includes base pay, overtime, commission and bonus, subject to annual limitations under the Internal Revenue Code. Company employees hired prior to January 1, 2018 and employees of Bard, hired prior to January, 2011 do not receive this contribution but will continue to participate in their respective defined benefit plans.

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to the employee exceeds the amount of after-tax dollars the employee has contributed to the Plan.

Please refer to the plan document for additional details.

2. Description of the Plan (continued)

Investment Options

A participant may direct his or her contributions to the following investment options, in increments of at least 1%, within the Plan:

a)	Stable Value Investment Option, Synthetic GICs (see note 5),

b)	Life Index Retirement Funds Option,

c)	U.S. Large Cap Stock Investment Option,

d)	U.S. Mid Cap Stock Investment Option,

e)	Non-U.S Markets Stock Investment Option,

f)	U.S. Small Mid Cap Stock Investment Option,

g)	U.S. Capital Appreciation Investment Option,

h)	Mutual Fund Investment Option,

i)	Company Common Stock Fund Investment Option.

Any portion of the Plan’s assets, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The Vanguard Federal Money-Market account is a holding account and represents funds received awaiting allocation to an investment fund.

The Plan also has loan provisions whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set quarterly. Total loans to a participant cannot exceed the lesser of 50% of the participant’s vested balance or $50,000. Loans for any general purpose can have a term of up to 5 years. Loans for the purchase of a home can be up to 20 years. Employees are required to make installment payments at each payroll date. In case of termination, if the participant’s account balance is less than $1,000 the outstanding balance of a loan becomes due and payable upon the termination. If the participant elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan. If the participant’s account balance is $1,000 or greater at the time of termination, the participant may elect to repay the outstanding loan balance or to continue to make monthly loan repayments on any outstanding loan balance. If the participant elects not to make monthly loan repayments and elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

2. Description of the Plan (continued)

The Plan provides for vesting in employer matching contributions based on years of service as follows:

Full Years of Service	Percentage
Less than 2 years	–%
2 years but less than 3 years	50
3 years but less than 4 years	75
4 years or more	100

Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants’ contributions are always 100% vested. Unallocated forfeitures balances as of December 31, 2019 and December 31, 2018, were approximately $1,225,318 and $2,067,061, respectively. For the year ended December 31, 2019, forfeitures used to reduce Company matching contributions were $8,627,155.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company’s contributions.

Payment of Benefits

Upon separation from service with the Company due to retirement, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump-sum payment or may elect to receive the balance in their account over a period of 2 to 15 years in monthly, quarterly, or annual installments. They may also elect to leave their balance in the Plan until April 1st of the calendar year following the year in which they turn 70.5 years of age.

Upon separation from service with the Company due to termination, a participant whose vested account balance exceeds $1,000 may elect to receive a lump-sum payment. They may also elect to leave their balance in the Plan until April 1st of the calendar year following the year in which they turn 70.5 years of age.

If the participant dies, the participant’s beneficiary will receive a lump sum distribution of their balance. If the beneficiary is the participant’s spouse, he/she may elect to defer payment to a later date.

If the participant becomes disabled and qualifies for Social Security benefits, they may elect to receive a lump sum distribution of their account; otherwise, the account will remain active until the earlier of the date they turn age 65 or their death.

2. Description of the Plan (continued)

If upon termination or retirement, a participant’s vested account balance is $1,000 or less, they will automatically receive a cash lump-sum distribution equal to their vested account balance as soon as administratively possible after the participant’s termination or retirement.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to The Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become 100% vested in their accounts. As disclosed in Note 9, subsequent to year end, the Company temporarily suspended its matching contributions.

3. Master Trust Information

The Trustee holds all of the investments and is authorized to execute transactions. Financial information relating to the assets held by the Trust is included in the accompanying financial statements based on information provided by the Trust. The Plan holds a divided interest in the assets of the Trust. The Plan’s share of net assets in the Trust and net appreciation, interest and dividends in the Trust, was determined by the Trustee as of December 31, 2019 and for the year ended December 31, 2019 on the basis of the Plan’s specific ownership interest in the Trust’s underlying assets, plus the Plan’s cumulative contributions, less the Plan’s cumulative benefit payments and share of administration expenses.

The following table presents the Trust balances and the Plan’s interest in the Trust balances as of December 31, 2019:

	Trust Balances	Plan’s interest in Trust Balances

Becton, Dickinson and Company common stock	$606,050,333	$582,796,209
Common collective trusts	3,284,232,249	3,252,077,548
Mutual funds	145,906,145	145,409,932
Cash equivalents	13,917,808	13,710,923

Total investments at fair value	4,050,106,535	3,993,994,612
Investment contracts at contract value (see note 5)	471,258,618	468,982,374

Total investments	$4,521,365,153	$4,462,976,986

3. Master Trust Information (continued)

The following table presents the net appreciation in fair value of investments and investment income of the Trust and Plan for the Year Ended December 31, 2019:

	Trust Balances	Plan’s interest in Trust Balances

Interest, dividends and other income	$17,218,552	$16,812,190
Net appreciation	778,155,946	768,481,563

Total investment gain	$795,374,498	$785,293,753

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the value measurement. Valuation techniques need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in the valuation methodologies used for assets measured at fair value as described below from December 31, 2018 to December 31, 2019.

4. Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value:

Common collective trusts: Valued at the net asset value of shares held by the Plan at year end. These assets carry no restrictions on redemption.

Cash equivalents: Comprised of investments in an institutional money market funds that permits daily redemption, the fair value of which is based upon the quoted price in active markets.

Company common stock: Valued at the closing price reported on the active market in which the security is traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end, which are actively traded on an open market.

The Plan’s Investment Committee is responsible for determining valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Trust’s and the Plan’s investments. The Investment Committee reports to the Audit Committee of the Company. In determining the reasonableness of the methodology used, the Investment Committee evaluates a variety of factors, including review of existing contracts, economic conditions, industry and market developments and overall credit ratings.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Trust’s assets at fair value as of December 31, 2019 and the Plan’s assets at fair value as of December 31, 2018.

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Common collective trusts	$3,284,232,249	—	—	$3,284,232,249
Cash equivalents	13,917,808	—	—	13,917,808
Mutual funds	145,906,145			145,906,145
Company common stock	606,050,333	—	—	606,050,333

Total investments at fair value	$4,050,106,535	—	—	$4,050,106,535

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Common collective trusts	$2,094,048,093	—	—	$2,094,048,093
Cash equivalents	25,489,046	—	—	25,489,046
Mutual funds	76,716,134			76,716,134
Company common stock	477,086,484	—	—	477,086,484

Total investments at fair value	$2,673,339,757	—	—	$2,673,339,757

5. Fully Benefit-Responsive Investment Contracts

Investment contracts represent Synthetic GICs. A Synthetic GIC consists of units of various collective trust funds that hold high quality fixed income securities, accompanied by one or more insurance company wrap contracts under which the issuer agrees to purchase fund assets at book value if a sale is needed in order to make benefit payments.

In determining the net assets available for benefits, the Synthetic GICs are recorded at net contract value. Because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise. Certain events limit the ability to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Trust or the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Certain events could allow the issuers of the Synthetic GICs to terminate fully benefit-responsive investment contracts with the Trust and settle for an amount different from contract value. Examples of such events would include (i) loss of tax-exempt status, (ii) a material breach of responsibility which cannot be corrected, or (iii) adverse changes to provisions of the Plan. The Plan administrator does not believe that the occurrence of any such event, which would cause termination of a contract for an amount different from contract value is probable.

5. Fully Benefit-Responsive Investment Contracts (continued)

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 7, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, will remain qualified and the related trust will remain tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Related Parties and Party-In-Interest Transactions

As of December 31, 2019 the Plan held 2,142,869 shares of the Company’s common stock with a fair value of $582,796,209. As of December 31, 2018, the Plan held 2,117,373 shares of the Company’s common stock with a fair value of $477,086,484. During the year, the Plan purchased and sold 82,198 shares for $18,514,226 and 56,702 shares for $14,110,763, respectively, of the Company’s common stock and received $6,964,947 in dividends on the shares of common stock.

Northern Trust funds of the Trust are managed by Northern Trust, whereas Black Rock funds are managed by Black Rock, Inc., and Fidelity funds are managed by the trustee (Fidelity Management Trust Company) and Vanguard funds are managed by The Vanguard Group, Inc. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

8. Risks and Uncertainties

The Trust and the Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect

8. Risks and Uncertainties (continued)

participants’ account balances and the amounts reported in the statements of net assets available for benefits. Due to the Coronavirus (“COVID-19”) pandemic, the Trust and Plan investments have been subject to significant volatility in 2020. As a result of the uncertainties surrounding COVID-19, the impact on the investments cannot be reasonably estimated at this time.

9. Subsequent Events

As a result of the COVID-19 pandemic, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“Cares Act”) was signed into law. The full impact of the CARES Act is unknown at this time.

Additionally, effective May 1, 2020 Company matching contributions have been temporarily suspended for the remainder of calendar year 2020.

SUPPLEMENTAL SCHEDULE

BD 401(k) Plan

EIN #22-0760120 Plan #011

Schedule of Assets 4(i) – (Held at End of Year)

December 31, 2019

Identity of Issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value

Notes receivable from participants	Interest rates ranging from 4.25% to 10.50%; maturities ranging from 2020-2039	$63,485,475

BD 401(k) Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee of Becton, Dickinson and Company, the Plan Administrator of the BD 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BD 401(k) Plan

Date: June 26, 2020	/s/ Kristi Payne, Member, Plan Administrative Committee

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm